Exhibit 99.1

This document is a free translation of the Brazilian judicial administrator's report referred to March 2021 financial information of Oi S.A. and some of its subsidiaries ("RJ Debtors") filled within the 7th Business Court of Rio de Janeiro on May 17th, 2021. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Portuguese, and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail. The Portuguese version is the only valid and complete version and shall prevail for any and all purposes. There is no assurance as to the accuracy, reliability or completeness of the translation. Any person reading this translation and relying on it should do so at his or her own risk.

TO YOUR HONOR JUDGE OF LAW OF THE 7th BUSINESS COURT OF THE JUDICIAL DISTRICT OF THE CAPITAL OF THE STATE OF RIO DE JANEIRO

Case No 0203711-65.2016.8.19.0001

Judicial Reorganization of Oi S.A et al.

THE **JUDICIAL ADMINISTRATOR** (Arnoldo Wald Law Firm), appointed in the Judicial Reorganization proceedings of **OI S.A. et al.**, hereby requests that you order the Monthly Activities Report ("RMA") for the month of March 2021 to be entered to the case files.

Rio de Janeiro, May 17, 2021.

____

Judicial Administrator

Arnoldo Wald Law Firm

MONTHLY **ACTIVITIES** REPORT

RMA

JUDICIAL REORGANIZATION

Oi

March . 2021

17. May. 2021

EXECUTIVE REPORT

INTRODUCTION

To Your Honor Judge of Law of the 7th Business Court of the Judicial District of the Capital of the State of Rio de Janeiro

The Judicial Administrator, Arnoldo Wald Law Firm ("Wald" or "Judicial Administrator")appointed in the Judicial Reorganization proceedings of Oi Group (case no. 0203711- 65.2016.8.19.0001)and Rio Branco Consultores Associados, subcontracted by judicial administrator to assist them in the preparation of the Monthly Activity Report ("RMA"), respectfully come before Your Honor, according to the terms of the decision of pages 91,223 / 91,224, to submit the RMA for the month of March 2021.

As it is well known, Judicial Reorganization involves the following companies:

- Oi S.A. - in Judicial Reorganization ("Oi S.A.");
- Telemar Norte Leste S.A. - in Judicial Reorganization ("Telemar Norte Leste");
- Oi Móvel S.A. - in Judicial Reorganization ("Oi Móvel");
- Copart4 Participações S.A. - in Judicial Reorganization ("Copart4")*;
- Copart5 Participações S.A. - in Judicial Reorganization ("Copart5")*;
- Portugal Telecom International Finance B.V. - in Judicial Reorganization ("PTIF"); and
- Oi Brasil Holdings Coöperatief U.A. - in Judicial Reorganization ("Oi Coop").

This report, which contemplates financial information based mainly on elements provided by the Companies under Reorganization until May 17th, 2021, contains data referring to the month of March 2021, and should be analyzed together with the preliminary activity report, as well as with the other RMA's previously presented.

The RMA will have a chapter specifically dedicated to the consolidated financial information of the Companies under Reorganization, which in this Report will include the Managerial Cash Flow Statement for said months, presented in the tables in comparison with the immediately preceding month. The report will highlight the main variations that occurred in the period in question, presenting the clarifications provided by the Management of the Companies under Reorganization.

This report, prepared through analytical procedures and discussions with the Company's management, aims to provide the court and interested parties with information about the financial condition of the Companies under Reorganization and the relevant operations they have performed, as well as a summary of the activities carried out by the Judicial Administrator Judicial Administrator up to the closing of this report.

* Copart4 Participações S.A. was merged into Telemar Norte Leste S.A. in January 2019, as set forth in clause 7, annex 7.1, of the Judicial Reorganization Plan - PRJ; Copart5 Participações S.A. was merged into Oi S.A. in March 2019, as set forth in clause 7, annex 7.1, of the Judicial Reorganization Plan - PRJ.

The information presented below is mainly based on data and elements submitted by the Companies under Reorganization. The individual financial statements of all the Companies under Reorganization, as well as the consolidated financial statements of the Oi Group (which include, but not limited to the Companies under Reorganization) are audited annually by independent auditors. Limited review procedures are applied by the auditors for the filing with the Securities and Exchange Commission - CVM of the Consolidated Quarterly Financial Information ("ITRs") of Oi Group. With respect to the individual financial information of each Company under Reorganization, prepared in monthly periods other than those that make up the ITRs delivered to CVM, these are not submitted to independent audit review, either by the auditors contracted by Oi Group or by the Judicial Administrator.

The Judicial Administrator, honored with the assigned task, is available for further clarifications about the information contained in this report or any additional information.

Sincerely,

WALD
ANTUNES VITA BLATTNER

Arnoldo Wald Filho
awf@wald.com.br

Samantha Mendes Longo
samantha@wald.com.br

Members
Tel:+55(11)3074-6000

RIO BRANCO
CONSULTORES ASSOCIADOS

Thiago Fogaça Almeida
Economist
tfa@riobranco.adm.br

Fábio de Carvalho e Mello Curti
Economist
fc@riobranco.adm.br

Phone: + 55 (11) 3392 - 3062

CORPORATE ORGANIZATION CHART OF THE COMPANIES UNDER JUDICIAL REORGANIZATION


OI
OI S.A. (holding)
In judicial reorganization
100%
Telemar Norte Leste S.A. (grant) STFC) under judicial reorganization
100%
Portugal Telecom Intern. Finance B.V.
Financial Vehicle) under judicial reorganization
100%
Oi Brasil Holdings Coöperatief U.A.
(Financial vehicle) under judicial reorganization
99,875%
Oi Serviços Financeiros S.A. (Current denomination Copart 3)
100%
CVTEL B.V
100%
Rio Alto Gestão de Créditos e Participações S.A.
100%
Carrigans Flance S.A RL
100%
PT Participações SGPS S.A
99,8%
Bryophyta SP Participações Ltda.
100%
Oi Móvel S.A (SMP and SEAC authorization) under judicial reorganization
9 other companies (see attachments)
8 other companies (see attachments)
Legend
COMPANIES OF THE GROUP UNDER JUDICIAL REORGANIZATION

Source: Information made available by the Management

* *Diagram previously presented in the Preliminary Activity Report.*

Information presented again to facilitate the understanding of the structure of the Companies under Reorganization

CORPORATE ORGANIZATION CHART OF THE COMPANIES UNDER JUDICIAL REORGANIZATION


Telemar Norte Leste S.A. (grant) STFC) under judicial reorganization
100%
Oi Móvel S.A. Under judicial reorganization
50%
AIX Holding Company
81,61%
SEREDE Serviços de Rede S.A.
99,95%
Cozani RJ Empreendimentos Imobiliários S.A.
99,99%
BrT Card Serviços Financeiros Ltda.
10%
Pharol SGPS S.A.
100%
Brasil Telecom Call Center S.A.
19,04%
Hispamar Satélite S.A.
50%
Companhia ACT de Participações

Caption



COMPANIES OF THE GROUP UNDER JUDICIAL REORGANIZATION

Source: Information made available by the Management

** Diagram previously presented in the Preliminary Activity Report.*

Information presented again to facilitate the understanding of the structure of the Companies under Reorganization

CORPORATE ORGANIZATION CHART OF THE COMPANIES UNDER JUDICIAL REORGANIZATION

Figure 3 - Corporate Organization Chart of the Companies under Reorganization


OI Móvel S.A.
Under judicial reorganization
100%
Pointer Network S.A
4 other companies
100%
Paggo Empreeendimentos S.A. (Holdings)
99,99%
Paggo Acquirer Gestão de Meios de Pagamentos Ltda.
50%
Paggo Soluções e Meios de Pagamentos S.A.
99,99%
Paggo Administradora LTda.
99,99%
Brazil Telecom Comunicação Multimidia Ltda.
99,95%
Lemwig Serviços de Televisão por Assinatura S.A.
99,92%
Jonava RJ Infraestrutura e Redes de Telecomunicações S.A.
99,92%
Garliava RJ Infraestrutura e Redes de Telecomunicações S.A.
Legend
COMPANIES OF THE GROUP

Source: Information made available by the Management

** Diagram previously presented in the Preliminary Activity Report.*

Information presented again to facilitate the understanding of the structure of the Companies under Reorganization

Figure 3 - Corporate Organization Chart of the Companies under Reorganization

COMPANIES UNDER JUDICIAL REORGANIZATION

Figure 4 - Companies under Judicial Reorganization


Oi S.A.
Main provider of Fixed Telephony services in Region II and of national and international long distance services. It also holds stakes in other companies in the Group, and is the main holding company of the Oi Group.
Oi S.A.
Oi Coop
Non-operational entity. Vehicle for raising financing/resources in the international market
Oi Brasil Holdings Coöperatief U.A.
Oi Mobile
Provider of cellular mobile telephony services in Regions I, II and III and of DTH TV services.
Oi Móvel S.A.
COMPANIES OF THE OI GROUP UNDERGOING JUDICIAL REORGNIZATION
Telemar Norte Leste
Main provider of fixed telephone services in Region I and national and international long distance calls.
Telemar Norte Leste S.A.
Portugal Telecom International Finance B.V.
PTIF
Non-operational entity. Vehicle for raising financing/resources in the international market
Copart 4 e Copart 5 Participações S.A.
Copart4 and 5*
Two legal entities used to manage and administer the real estate property and the main properties leased to Oi Group

* Copart4 Participações S.A. was merged into Telemar Norte Leste S.A. in January 2019, as set forth in clause 7, annex 7.1, of the JRP; Copart5 Participações S.A. was merged into Oi S.A. in March 2019, as set forth in clause 7, annex 7.1, of the JRP.

MATERIAL FACTS & NOTICES TO THE MARKET

The following are some of the material facts and Notices to the Market disclosed by the Oi Group that are directly related to the Companies under Reorganization:

Material Facts and Press Releases for the months of **APRIL/21**

April 15 - Issue of debentures by Brasil Telecom Comunicação Multimídia S.A. - Extension of Subscription and Payment Deadline

Oi S.A. - In Judicial Reorganization ("Oi" or the "Company"), in addition to the Material Fact disclosed on February 18, 2021, hereby informs its shareholders and the market in general that, in relation to the Issuance of Convertible Debentures, of the Secured Species, in a Single Series, for private placement, of the 1st issue of Brasil Telecom Comunicação S.A., indirect subsidiary of the Company, in the total amount of up to BRL 2,500,000,000.00 ("Debentures"), the deadline for subscription and payment of the Debentures was extended to April 29th, 2021, by agreement between the parties.

The full Notice to the Market can be accessed at:

https://api.mziq.com/mzfilemanager/v2/d/6aebbd40-9373-4b5a-8461-9839bd41cbbb/d3745787-bfd7-2d46-8347-06780bc57032?origin=1

April 27th - Letter B3 567/2021-SLS

Dear Sirs,

Oi S.A. - In Judicial Reorganization ("Company" or "Oi") hereby clarifies the following, in compliance with Letter B3 567/2021-SLS, of 04/27/2021, from B3 S.A. - Brasil, Bolsa, Balcão ("B3") transcribed below ("Letter"): "We request you to send, until 12 p.m. on 04/27/2021, without prejudice to the provisions of the sole paragraph of art. 6º of CVM Instruction no. 358/02, clarifications about the application for bankruptcy of the subsidiary Oi Móvel S.A., disclosed in a specific column of Valor Econômico newspaper, the complaint was made by Magaly de Oliveira Ferreira Martins da Silva, and other information considered important, including the amounts involved and the measures being taken to remedy this situation."

In this regard, Oi initially clarifies that it has not yet been served with the bankruptcy petition filed by Ms. Magaly de Oliveira Ferreira Martins ("Applicant").

The full text can be accessed at:

https://api.mziq.com/mzfilemanager/v2/d/6aebbd40-9373-4b5a-8461-9839bd41cbbb/1ffc6535-7cfa-be05-b4c8-ff1b289fb3fd?origin=1

April 29th - Issue of debentures by Brasil Telecom Comunicação Multimídia S.A. - Extension of Subscription and Payment Deadline

Oi S.A. - In Judicial Reorganization ("Oi" or the "Company"), in addition to the Material Fact released on February 18, 2021 and to the Notices to the Market released on April 15, 2021, hereby informs its shareholders and the market in general that, concerning the issue of Debentures Convertible into Shares, of the Secured Species, in a Single Series, for private placement, of the 1st issue of Brasil Telecom Comunicação S.A., indirect subsidiary of the Company, in the total amount of up to BRL 2,500,000,000,00 ("Debentures"), the deadline for subscription and payment of the Debentures was extended to May 17th, 2021, by agreement between the parties.

The full Notice to the Market can be accessed at:

https://api.mziq.com/mzfilemanager/v2/d/6aebbd40-9373-4b5a-8461-9839bd41cbbb/42256c2c-f3f6-3d92-4828-e1128ac79c3b?origin=1

MATERIAL FACTS & NOTICES TO THE MARKET

The following are some of the material facts and Notices to the Market disclosed by the Oi Group that are directly related to the Companies under Reorganization:

Material Facts and Notices to the Market for the months of **MAY/21**

May 3rd - Incorporation of Telemar by Oi

Oi S.A. - In Judicial Reorganization ("Oi" or the "Company") informs its shareholders and the market in general that the National Telecommunications Agency's Act 2,875/2021 was published this date in the Diário Oficial da União ("Anatel"), which transferred to Oi the concessions held by its wholly-owned subsidiary Telemar Norte Leste S.A. - In Judicial Reorganization ("Telemar") for the provision of Fixed Commuted Telephone Service ("STFC")in both public and private regimes, in all its modalities, and Multimedia Communication Service ("SCM")including the associated radio frequency usage right authorizations.

The full Notice to the Market can be accessed at:

https://api.mziq.com/mzfilemanager/v2/d/6aebbd40-9373-4b5a-8461-9839bd41cbbb/32c07f58-93e9-5af1-f2ee-dab17854f8ba?origin=1

May 10th - Restatement of 2020 Financial Statements

Oi S.A. - In Judicial Reorganization ("Oi" or the "Company"), in compliance with art. 157, §4 of Law 6,404/76 and pursuant to CVM Instruction 358/02, informs its shareholders and the market in general that, on this date, the Company's Board of Directors approved the voluntary restatement of its financial statements for the fiscal year ending December 31st, 2020.

The full Material Fact can be accessed at:

https://api.mziq.com/mzfilemanager/v2/d/6aebbd40-9373-4b5a-8461-9839bd41cbbb/f47e7636-1059-d615-54af-ee451dd3ea5b?origin=1

May 12th - ANNUAL REPORT FILING (FORM 20-F) IN SEC

OI S.A. - IN JUDICIAL REORGANIZATION ("Company") announces that its Annual Report (Form 20- F) for the year ended December 31st, 2020 has been filed with the United States Securities and Exchange Commission ("SEC") on May 11th, 2021. The report can be viewed directly on the SEC website (www.sec.gov)in the CVM's Empresas.NET System (www.cvm.gov.br) or on the Company's website (www.ri.oi.com.br).

The full Notice to the Market can be accessed at:

https://api.mziq.com/mzfilemanager/v2/d/6aebbd40-9373-4b5a-84619839bd41cbbb/25293bda-99df-8fea-0887-81e9110ceafe?origin=1

May 12th - Earnings Release and ITR - 1Q21

The presentation of results can be accessed at:

https://api.mziq.com/mzfilemanager/v2/d/6aebbd40-9373-4b5a-8461-9839bd41cbbb/73346cc6-38d0-2f31-6640-32f4140d87cb?origin=1

The ITR 1Q21 can be accessed at:

https://api.mziq.com/mzfilemanager/v2/d/6aebbd40-9373-4b5a-8461-9839bd41cbbb/f1df0eff-ae68-c027-2162-c58ce48f9f50?origin=1

MANAGERIAL CASH FLOW STATEMENT

HIGHLIGHTS

Statement
MARCH 1st to 31st 2021

- **Net Operating Cash Generation of the Companies under Reorganization** was negative by BRL 436 million in March/21

- **Investments** reached the level of BRL 335 million in March/21

- The **Revenue** item had an increase of BRL 14 million in March/21, totaling BRL 1,983 million

- The item **Payments** showed a reduction of BRL 581 million in March/21, reaching the level of BRL 2,084 million

- In March/21 there was a cash inflow of BRL 1,124 million in the **Non Core** line from the sale of the Data Center and Towers IPUs.

- The **Final Financial Cash Balance of the Companies under Reorganization** had an increase of BRL 697 million in March/21, totaling BRL 2,549 million

Statement

MARCH 1st to 31st 2021

Net Operating Cash Generation of the Companies under Reorganization was negative by BRL 436 million in Mar/21

- The Net Operational Cash Generation of the Companies under Reorganization in the month of March/21 was negative by BRL 436 million, after a negative result of BRL 970 million observed in the previous month (Figure 5). In comparison with February/21, the Receipts registered an increase of BRL 14 million, reaching the level of BRL 1,983 million, while the cash outflows with Payments and Investments decreased by BRL 520 million, totaling BRL 2,419 million jointly (Figure 6).
- The other movements of the Companies under Reorganization, which include Financial Operations, represented a cash inflow of BRL 1,133 million in March/21.
- Thus, the variation of the Final Cash Balance of the Companies under Reorganization was positive in BRL 697 million in March/21, resulting in an amount of BRL 2,549 million (Figure 7)This is a 37.6% increase over the previous month.
- Detailed considerations of the variations will be analyzed on the following pages.

Source: Financial statements and management information

Figure 5 - Net Operational Cash Generation - Monthly Balance


in BRL million
(1,414)

Figure 6 - Monthly evolution . Receipts x Payments/Investments


PAYMENTS + INVESTMENTS
2.419
1.983
REVENUE
in BRL million

Figure 7 - Cash – Companies under Reorganization - monthly - Final Balance


in BRL million
2.549

Cash outflow with Investments contributed to the negative balance of the Net Operating Cash Generation

Figure 8 - Cash Flow statement

	Feb/21	Mar/21	Δ
Customers	1.371	1.504	10%
Network Usage Services	58	30	-47%
Dealers	371	415	12%
Other	169	34	-80%
Revenue (1)	**1.969**	**1.983**	**1%**

	Fev/21	Mar/21	Δ
Plant Maintenance	(247)	(227)	-8%
Rentals	(576)	(414)	-28%
Data Processing/Graphics	(103)	(112)	9%
Call Center Customer Care/Collection	(104)	(90)	-14%
Dealers	(94)	(96)	2%
Consultancies / Audits / Fees	(40)	(58)	42%
Other Services/Payments	(444)	(591)	33%
Materials/Services (2)	**(1.608)**	**(1.587)**	**-1%**

	Fev/21	Mar/21	Δ
Network Usage Services	(63)	(34)	-46%
Judicial Deposits	29	112	286%
Contingencies	(18)	(20)	12%
Other Payments (2)	**(51)**	**58**	**-214%**

	Fev/21	Mar/21	Δ
Telemar	(167)	(229)	38%
Oi S.A.	(51)	(79)	53%
Oi Mobile	(56)	(27)	-52%
Investments (3)	**(274)**	**(335)**	**22%**


in BRL million
1.983
(122)
(1.587)
(424)
0
58
(335)
(436)
Revenue
Staff
Materials/Services
Taxes
Mediation/Partner Provider
Other Payments
Investments
Net Cash Generation

Source: Financial statements and management information

4.1 MANAGERIAL CASH FLOW STATEMENT

Consolidated Monthly of the Companies under Reorganization (unaudited)

Demonstração

1st to 31st MARCH 2021

Table 1 - Cash Flow Statement - Mar/21

BRL *million*	(A) 28/02/2021 Fev/21	(B)-(A) *(Variation)*	(B) 31/03/2021 Mar/21
INITIAL Balance - Cash	**3.260**	**(1.407)**	**1.852**
Customers	1.371	133	1.504
Network Usage Services	58	(27)	30
Dealers	371	43	415
Others	169	(135)	34
Receipts (1)	**1.969**	**14**	**1.983**
Staff	(142)	10	(132)
Materials and Services Suppliers	(1.671)	50	(1.621)
Taxes	(369)	(55)	(424)
Judicial Deposits	29	83	112
Contingencies	(18)	(2)	(20)
Mediation/Suppliers Partners	(494)	494	-
Payments (2)	**(2.665)**	**581**	**(2.084)**
Telemar	(167)	(63)	(229)
Oi S.A.	(51)	(27)	(79)
Oi Móvel	(56)	29	(27)
Investiments (3)	**(274)**	**(61)**	**(335)**
Net Operational Generation (1+2+3)	**(970)**	**534**	**(436)**
Capital Increase	-	-	-
Non Core	**13**	**1.111**	**1.124**
Intra-Group Operations	-	-	-
Financial Operations	**(450)**	***426***	**(25)**
Dividends and IOC	-	***34***	**34**
FINAL Balance - Cash	**1.852**	**697**	**2.549**

Figure 10 Payments - Participation Structure


Others
BRL34 mi
2%
Network Usage Services
BRL 30 mi
1%
RECEIPTS
TOTAL
BRL 1.983 million
Outros
BRL 34 mi
2%
Customers
BRL 1.504 mi

BRL million	Mar/21 BRL million	Mar/21 Participation	Fev/21 Participation
Payments	**1.983**	**100%**	**100%**
Customers	1.504	76%	70%
Dealers	415	21%	19%
Others	34	2%	9%
Network Usage Services	30	2%	3%

REVENUE

Revenue increased in March/21

In March/21 the Receipts account increased by BRL 14 million when compared to the previous month (0.7%)reaching the figure of BRL 1,983 million.

The Clients account registered an increase of BRL 133 million in March/21, totaling BRL 1,504 million, compared to a collection of BRL 1,371 million in February/21.

- The Management informed that the positive variation observed is related to the number of working days (19 working days in February/21 x 23 working days in March/21).

The item Network Usage Services registered a reduction of BRL 27 million in March/21, totaling a cash inflow of BRL 30 million in the month. The item Dealers increased BRL 43 million in the month, totaling a cash inflow of BRL 415 million in March/21.

- The Management informed that the positive variation observed is related to the number of working days (19 working days in February/21 x 23 working days in March/21).

Finally, the Other Revenues item registered a reduction of BRL 135 million in March/20, with an entry of BRL 34 million.

- Management reported that the observed reduction is explained by the decrease in Intercompany receipts for interconnection between the companies under judicial reorganization, with the effect cancelled out by the Other services/payments item.

4.1 MANAGERIAL CASH FLOW STATEMENT

Consolidated Monthly of the Companies under Reorganization (unaudited)

Demonstration

1st to 31st MARCH 2021

Table 1 - Cash Flow Statement - Mar/21

BRL million	(A) 28/02/2021 Fev/21	(B)-(A) *(Variation)*	(B) 31/03/2021 Mar/21
INITIAL Balance - Cash	**3.260**	**(1.407)**	**1.852**
Customers	1.371	*133*	1.504
Network Usage Services	58	*(27)*	30
Dealers	371	*43*	415
Other	169	*(135)*	34
Receipts (1)	**1.969**	**14**	**1.983**
Staff	(142)	*10*	(132)
Materials and Services Suppliers	(1.671)	*50*	(1.621)
Taxes	(369)	*(55)*	(424)
Judicial Deposits	29	*83*	112
Contingencies	(18)	*(2)*	(20)
Mediation/Suppliers Partners	(494)	*494*	-
Payments (2)	**(2.665)**	**581**	**(2.084)**
Telemar	(167)	*(63)*	(229)
Oi S.A.	(51)	*(27)*	(79)
Oi Mobile	(56)	*29*	(27)
Investments (3)	**(274)**	**(61)**	**(335)**
Net Operational Generation (1+2+3)	**(970)**	**534**	**(436)**
Capital Increase	-	-	-
Non Core	**13**	**1.111**	**1.124**
Intra-Group Operations	-	-	-
Financial Operations	**(450)**	***426***	**(25)**
Dividends and IOC	-	***34***	**34**
FINAL Balance - Cash	**1.852**	**697**	**2.549**

Figure 10 - Payments - Participation Structure


Staff BRL 132 thousand 6%
Other -BRL 92 mi -4%
PAYMENTS TOTAL
BRL 2,084 million
Taxes BRL 424 mi 19%
Suppliers BRL 1,621 millio
71%

	Mar/21 BRL million	Mar/21 Participation	Fev/21 Participation
Payments	**2.084**	**100%**	**100%**
Materials and Services Suppliers	1.621	78%	63%
Taxes	424	20%	14%
Staff	132	6%	5%
Other	(92)	-4%	0%
Mediation/Suppliers Partners	0	0%	0%

PAYMENTS

Reduction of Payments in March/21

Payments totaled BRL 2,084 million in March/21, a reduction of BRL 581 million (21.8%) in relation to the previous month, when the item registered a cash outflow of BRL 2,665 million.

There was a reduction of BRL 10 million in the *Staff* item in March/21, totaling BRL 132 million.

- Management explained that the observed reduction was caused by the payment of ILP - Long Term Incentive, in February/21.

The item *Suppliers of Materials/Services* ended March/21 with a reduction of BRL 50 million, totaling BRL 1,621 million.

- Management reported that the observed reduction was caused by lower payments to suppliers for materials/services and network usage services.

The item *Taxes* showed an increase of BRL 55 million, reaching the level of BRL 424 million.

- The Administration informed that the observed increase refers to the annual payment of the Contribution for the Promotion of Public Broadcasting (CFRP)for Anatel in March/21.

On the other hand, *Judicial Deposits* had an increase in cash receipt in the month, going from BRL 29 million in February/21 to BRL 112 million in March/21.

- The Management informed that the cash inflow refers to the redemption and release of judicial deposit in favor of Oi, in the Tax sphere.

The *Contingencies* item registered a cash outflow of BRL 20 million in March/21, an increase of BRL 2 million in relation to the previous month.

- The Management informed that the outflows observed refer to payments of contingencies in the Civil sphere.

Demonstration

MARCH 1st to 31st 2021

Table 1 - Managerial Cash Flow Statement - Mar/21

BRL million	(A) 28/02/2021 Fev/21	(B)-(A) Variation	(B) 31/03/2021 Mar/21
INITIAL Balance – Cash	3.260	(1.407)	1.852
Customers	1.371	133	1.504
Network Usage Services	58	(27)	30
Dealers	371	43	415
Other	169	(135)	34
Revenue (1)	**1.969**	**14**	**1.983**
Staff	(142)	10	(132)
Materials and Services Suppliers	(1.671)	50	(1.621)
Taxes	(369)	(55)	(424)
Judicial Deposits	29	83	112
Contingencies	(18)	(2)	(20)
Mediation/Suppliers Partners	(494)	494	-
Payments (2)	**(2.665)**	**581**	**(2.084)**
Telemar	(167)	(63)	(229)
Oi S.A.	(51)	(27)	(79)
Oi Mobile	(56)	29	(27)
Investments (3)	**(274)**	**(61)**	**(335)**
Net Operational Generation (1+2+3)	**(970)**	**534**	**(436)**
Capital Increase	-	-	-
Non Core	**13**	**1.111**	**1.124**
Intra-Group Operations	-	-	-
Financial Operations	**(450)**	**426**	**(25)**
Dividends and IOC	-	**34**	**34**
FINAL Balance - Cash	1.852	697	2.549

Figure 11 - Investments - Shareholding Structure


Oi Móvel BRL 27 million 8%
Oi S.A. BRL 79 mi 24%
Telemar BRL 229 mi 68%
TOTAL INVESTMENTS
BRL 335 million

	Mar/21 BRL million	Mar/21 Participation	Fev/21 Participation
Investments	**335**	**100%**	**100%**
Oi Mobile	27	8%	21%
Telemar	229	68%	61%
Oi S.A.	79	23%	19%

INVESTMENTS

The Companies under Reorganization registered payments of Investments of BRL 335 million in March/21, an increase of 22.3% in relation to the previous month, when there was a cash outflow with Investments of BRL 274 million.

The Investments related to Oi Móvel S.A. presented reduction of BRL 29 million, totaling BRL 27 million in March/21. In Telemar S.A. there was an increase of BRL 63 million, totaling BRL 229 million in March/21, while the Investments in Oi S.A. increased from BRL 51 million in February/21 to BRL 79 million in March/21.

- The Management pointed out that the increase observed in the month compared to the previous month, is within the strategic plan of accelerating investments, especially in fiber optics.

NET OPERATING GENERATION

The level of Revenues in March/21, of BRL 1,983 million, was lower than the sum total of the cash outflows of Payments (BRL 2,084 million) and Investments (BRL 335 million) in the month, which directly contributed to the negative balance of BRL 436 million in the Net Operating Generation of the Companies under Reorganization in the month.

FINAL BALANCE - CASH

The "Non-core" cash inflow, which totaled BRL 1,124 million in March/21, had an increase of BRL 1,111 million in relation to the previous month.

- Management informed that the observed cash inflow refers to the receipt of the sales of UPI - Data Center, UPI - Towers and real estate in March/21.

The Financial Operations registered a cash outflow of BRL 25 million in March/21, against a cash outflow of BRL 450 million in the previous month.

- The Management informed that the cash outflow refers to the payment of interest on simple debentures, not convertible into shares, attenuated by the cash inflow related to the positive result of the hedge operation and income on financial investment.

Thus, adding the Non-Core cash inflow of BRL 1,124 million, the cash outflow of BRL 25 million from Financial Operations and the cash inflow of BRL 34 million from Dividends and IOC to the negative balance of BRL 436 million from Net Operating Cash Generation, the Final Balance in Cash of the Companies under Reorganization increased by BRL 697 million in relation to the previous month (high of 37.6%)totaling BRL 2,549 million.

- Management explained that as informed in the last RMA, Cia. has been taking measures to recompose the cash balance position and in March/21 received the total amount of BRL 1,112 million referring to the sale of UPI - Data Center and UPI -Torres.

4.1 MANAGERIAL CASH FLOW STATEMENT

Consolidated Monthly of the Companies under Reorganization (unaudited)

Statement
1st to 31st **MARCH** 2021

Table 2 - Direct Cash Flow

CONSOLIDATED COMPANIES	AUG/18	SEP/18	OCT/18	NOV/18	DEC/18	JAN/19	FEB/19	MAR/19	APR/19	MAY/19	JUN/19	JUL/19	AUG/19	SEP/19	OCT/19	NOV/19	DEC/19	JAN/20	FEB/20	MAR/20	APR/20	MAY/20	JUN/20	JUL/20	AUG/20	SEP/20	OCT/20	NOV/20	DEC/20	JAN/21	FEB/21	MAR/21
Starting Balance - Financial Cash	4.677	4.721	4.815	4.379	4.362	4.469	7.515	5.943	6.010	4.614	4.306	4.145	3.621	3.083	3.060	2.612	2.239	1.910	3.761	5.929	5.602	4.859	4.754	4.871	5.639	5.392	5.108	4.988	4.367	3.972	3.560	1.852
Receipts	2.659	2.494	2.898	2.815	2.645	2.463	2.480	2.348	2.090	2.815	2.110	2.349	1.991	2.033	2.119	2.013	2.472	2.303	1.782	2.064	1.998	1.908	2.031	2.057	2.159	2.130	2.388	2.330	2.441	1.802	1.969	1.983
Customers	1.731	1.681	1.808	1.807	1.697	1.628	1.541	1.572	1.570	1.640	1.496	1.516	1.511	1.495	1.583	1.473	1.602	1.494	1.303	1.475	1.361	1.455	1.461	1.477	1.393	1.405	1.476	1.372	1.674	1.380	1.371	1.304
Network Usage Services	210	205	204	193	192	177	181	151	6	252	2	41	9	9	8	5	19	6	14	2	3	1	-	3	13	112	202	87	99	80	58	30
Dealers	318	420	414	473	412	499	400	611	427	441	393	453	430	421	440	421	443	488	368	425	387	384	435	434	424	465	425	432	444	423	371	415
Other	200	388	472	338	344	160	358	114	87	437	214	257	38	108	100	114	298	313	47	184	244	70	156	142	326	137	284	429	200	30	169	34
Payments	(2.379)	(2.276)	(2.747)	(2.432)	(2.285)	(2.730)	(2.885)	(1.821)	(2.964)	(2.568)	(1.743)	(2.207)	(1.577)	(1.471)	(1.696)	(1.792)	(2.082)	(2.031)	(2.057)	(1.669)	(2.108)	(1.438)	(1.609)	(1.529)	(1.829)	(1.638)	(1.944)	(2.376)	(2.166)	(2.093)	(2.665)	(2.084)
Staff	(170)	(140)	(137)	(153)	(244)	(200)	(172)	(144)	(100)	(180)	(152)	(151)	(158)	(136)	(125)	(134)	(233)	(177)	(147)	(133)	(244)	(123)	(133)	(123)	(109)	(120)	(177)	(189)	(226)	(187)	(143)	(132)
Materials and Services Suppliers	(1.604)	(1.640)	(2.048)	(1.773)	(1.508)	(1.829)	(1.670)	(1.239)	(1.496)	(1.910)	(1.312)	(1.648)	(1.178)	(960)	(1.273)	(1.274)	(1.553)	(1.646)	(1.125)	(1.212)	(1.494)	(1.033)	(1.222)	(1.122)	(1.367)	(1.211)	(1.475)	(1.797)	(1.573)	(1.483)	(1.671)	(1.621)
Materials/Services	(1.393)	(1.433)	(1.842)	(1.381)	(1.315)	(1.649)	(1.478)	(1.087)	(1.490)	(1.654)	(1.030)	(1.594)	(1.169)	(951)	(1.364)	(1.348)	(1.536)	(1.640)	(1.111)	(1.206)	(1.489)	(1.030)	(1.220)	(1.119)	(1.348)	(1.097)	(1.373)	(1.702)	(1.472)	(1.399)	(1.688)	(1.587)
Plant Maintenance	(297)	(299)	(300)	(347)	(425)	(406)	(344)	(305)	(334)	(522)	(331)	(306)	(348)	(329)	(339)	(371)	(393)	(357)	(287)	(291)	(302)	(263)	(243)	(195)	(204)	(192)	(215)	(184)	(238)	(185)	(247)	(227)
Rentals	(349)	(329)	(336)	(338)	(297)	(401)	(438)	(273)	(487)	(432)	(255)	(404)	(292)	(194)	(368)	(311)	(254)	(424)	(336)	(324)	(308)	(303)	(344)	(271)	(274)	(265)	(330)	(461)	(467)	(507)	(576)	(414)
Data Processing/Graphics	(123)	(100)	(134)	(129)	(97)	(134)	(122)	(108)	(139)	(94)	(99)	(126)	(94)	(110)	(28)	(166)	(160)	(183)	(166)	(77)	(111)	(80)	(69)	(46)	(63)	(70)	(88)	(84)	(58)	(70)	(100)	(112)
Call Center Customer Care/Collection	(138)	(104)	(138)	(147)	(160)	(129)	(133)	(113)	(133)	(138)	(121)	(116)	(128)	(124)	(100)	(135)	(143)	(112)	(134)	(110)	(79)	(83)	(85)	(84)	(106)	(110)	(98)	(105)	(120)	(82)	(104)	(90)
Dealers	(108)	(109)	(112)	(114)	(110)	(115)	(115)	(105)	(100)	(109)	(95)	(103)	(98)	(102)	(101)	(103)	(99)	(113)	(128)	(99)	(103)	(93)	(102)	(93)	(91)	(90)	(85)	(92)	(89)	(88)	(94)	(96)
Consultancies / Audits / Fees	(71)	(45)	(96)	(74)	(52)	(124)	(80)	(34)	(74)	(43)	(24)	(71)	(41)	(25)	(39)	(52)	(31)	(74)	(95)	(47)	(41)	(43)	(43)	(47)	(41)	(33)	(40)	(42)	(34)	(37)	(43)	(58)
Other Services/Payments	(308)	(444)	(726)	(430)	(171)	(340)	(234)	(149)	(389)	(517)	(176)	(418)	(168)	(167)	(256)	(170)	(421)	(383)	(65)	(239)	(515)	(160)	(335)	(382)	(368)	(317)	(420)	(764)	(468)	(410)	(444)	(371)
Network Usage Services	(211)	(207)	(206)	(194)	(193)	(188)	(192)	(182)	(4)	(251)	(7)	(46)	(9)	(9)	(9)	(6)	(17)	(6)	(14)	(4)	(5)	(1)	(3)	(4)	(19)	(115)	(203)	(96)	(101)	(84)	(43)	(34)
Taxes	(487)	(314)	(551)	(343)	(523)	(683)	(566)	(534)	(1.231)	(580)	(501)	(478)	(407)	(400)	(384)	(404)	(560)	(492)	(565)	(363)	(392)	(323)	(329)	(344)	(314)	(307)	(256)	(400)	(404)	(383)	(369)	(424)
Judicial Deposits	46	40	41	50	75	34	31	91	78	41	32	71	150	29	88	33	85	200	41	47	29	51	81	71	46	44	77	97	49	18	29	112
Contingencies	-	(4)	(2)	(1)	(12)	(3)	(6)	(3)	(8)	(16)	(10)	(9)	(7)	(4)	-	(13)	(12)	(6)	(4)	(6)	(6)	(7)	(4)	(18)	(4)	(4)	(14)	(86)	(13)	(88)	(18)	(20)
Mediation/Suppliers Partners	(64)	(16)	(34)	(30)	(73)	(50)	(442)	-	-	-	-	-	-	-	-	-	-	-	(457)	-	-	-	-	-	-	-	-	-	-	-	(494)	-
Investments	(363)	(339)	(582)	(431)	(344)	(603)	(482)	(384)	(540)	(672)	(344)	(702)	(656)	(592)	(881)	(596)	(661)	(685)	(748)	(693)	(660)	(591)	(512)	(520)	(528)	(592)	(473)	(463)	(525)	(257)	(274)	(335)
Telemar	(170)	(147)	(222)	(193)	(174)	(234)	(208)	(172)	(230)	(279)	(206)	(245)	(232)	(213)	(240)	(212)	(185)	(193)	(195)	(192)	(262)	(176)	(196)	(146)	(177)	(186)	(147)	(145)	(216)	(113)	(167)	(225)
Oi S.A.	(47)	(64)	(76)	(58)	(46)	(103)	(83)	(51)	(81)	(99)	(54)	(83)	(41)	(42)	(88)	(54)	(42)	(64)	(88)	(80)	(63)	(89)	(42)	(56)	(53)	(74)	(43)	(55)	(54)	(29)	(51)	(79)
Oi Mobile	(136)	(128)	(284)	(170)	(124)	(266)	(191)	(161)	(229)	(294)	(284)	(374)	(563)	(315)	(548)	(330)	(414)	(424)	(465)	(417)	(338)	(326)	(252)	(317)	(298)	(332)	(285)	(263)	(255)	(114)	(56)	(27)
Operational Generation	17	79	(435)	(38)	16	(873)	(887)	43	(1.414)	(417)	(177)	(340)	(242)	(38)	(486)	(375)	(331)	(413)	(1.031)	(285)	(774)	(113)	(69)	8	(197)	(101)	(38)	(509)	(288)	(317)	(970)	(436)
Capital Increase	-	-	-	-	-	4.007	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Pharol Agreement	-	-	-	-	-	(104)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non Core	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	121	-	-	-	-	-	4	20	0	23	14	1	13	1.124
Intra-Group Operations	(10)	-	-	-	14	-	-	-	-	100	-	-	-	-	-	-	-	-	-	17	-	-	-	-	(108)	(201)	(181)	(144)	(164)	(195)	-	-
Financial Operations	28	10	(0)	21	29	18	(685)	24	17	9	14	14	(39)	7	8	2	2	2.264	1.079	(40)	31	8	(96)	739	34	(2)	91	8	4	3	(430)	(20)
Dividends and IOC	-	-	-	-	34	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0	-	0	1	-	(0)	(0)	(0)	(1)	(0)	-	34
End Balance - Financial Cash	4.721	4.815	4.379	4.362	4.469	7.515	5.943	6.010	4.614	4.306	4.145	3.621	3.083	3.060	2.612	2.239	1.910	3.761	5.929	5.602	4.859	4.754	4.871	5.639	5.392	5.108	4.988	4.367	3.972	3.560	1.852	2.549

CREDITOR SERVICE

In the last month, the Judicial Administrator continued to monitor the steps taken by the Companies under Reorganization to enable compliance with the Judicial Reorganization Plan and its Amendment, which was confirmed by this Court on October 5th, 2020.

Interested parties may consult the Amendment on the Judicial Reorganization website (www.recuperacaojudicialoi.com.br)in the "Pieces of Procedure" tab, and requests for clarification should be directed to the following channels: e-mail credoroi@wald.com.br, phone 0800- 644-3111 (toll free) or the website www.recjud.com.br.

Furthermore, as determined by the decision of pages 492,184/492,187, which established the new control dynamics for payment of first priority claim ("*créditos extraconcursais*"), the Judicial Administrator continues to make available on its website the lists sent by the Companies under Reorganization, containing the first priority claim ("*créditos extraconcursais*") that have already been paid and those that are being processed, referring to compliance with judgments or executions initiated prior to September 30th, 2020. The information is periodically updated and is available for consultation at https://recuperacaojudicialoi.com.br/creditos-out-of-court/.

During the month of March, this Administration also followed the mediation procedure

related to procedural incidents, in accordance with the decision of pages 341,970/341,973. This mediation aims to stimulate a composition between creditors and debtors to define the value of the credits, from an online platform, which already has 15,879 signed agreements. At this point, it is important to inform the availability on the judicial reorganization site (www.recuperacaojudicaloi.com.br) of the list of sentenced procedural incidents, which is periodically updated.

Finally, the Judicial Administrator points out that it continues to focus on clarifying doubts about mediation procedures, clauses, and compliance with the Judicial Reorganization Plan and its Amendment, and is constantly contacted by domestic and international creditors, either by telephone, through the +55 line (21) 2272-9300, or by e-mail credoroi@wald.com.br.

SUMMARY OF THE MANIFESTATIONS OF THE JUDICIAL ADMINISTRATOR IN THE RECORDS

Below, the Judicial Administrator lists the manifestations filed in the electronic case file after the last Monthly Activity Report, with the respective pages indicated.

Fls. 509.026/509.056	Monthly report of the activities performed by the Companies under Reorganization (for the month of February, 2021).	**15.04.2021**
Appeals in which the Judicial Administrator presented a manifestation:		
0062406-57.2020.8.19.0000	Interlocutory Appeal filed by Sonda do Brasil S/A et al. against the decisions that denied the reopening of the deadline for choosing the payment option for the Partner Supplier Creditors (JRP clause 4.3.5).	**29.04.2021**
0003281-27.2021.8.19.0000	Interlocutory Appeal filed by OI S.A. et al. against the decision that, when ratifying with qualifications the Amendment to the Judicial Reorganization Plan with reservations, set a deadline of 12 months for the conclusion of the Judicial Reorganization of Oi Group "counting from the date of publication of this decision".	**21.04.2021**

In addition, in response to letters and requests addressed directly to the Judicial Administrator by several courts in Brazil, the Judicial Administrator presented several manifestations in lawsuits filed against the Companies under Reorganization.

SUPERVISION REGARDING COMPLIANCE WITH THE JUDICIAL REORGANIZATION PLAN

The Judicial Reorganization Plan confirmed by the decision on pages 254,741/254,756, was amended in the form of the Amendment of pages 476,542/479,026, which was confirmed by this Court on 05.10.2020 (pages 481.886/481.918)after its approval by the majority of creditors of all classes present at the General Creditors' meeting held on September 8th, 2020.

As established by Law No. 11,101/2005, the Judicial Administrator continues to supervise the compliance with the obligations of the Companies under Reorganization, of the confirmed Plan for Judicial Reorganization - JR PLAN and its Amendment, having, for this purpose, held periodic meetings with the Company and analyzed all relevant documentation.

As a result of this inspection, the Judicial Administrator reports that in the month of March, 2021, only the obligations that have a due date linked to the final and unappealable judgment of the original records matured, as established in the Judicial Reorganization Plan. Monthly, this Administration receives the list of labor credits settled during the month, due to the end of the grace period (180 days from the judgment of origin action - clause 4.1.1 of the Judicial Reorganization Plan - JR Plan).

WALD
ANTUNES VITA BLATTNER

Av. Almirante Barroso, 52,
24th floor
ZIP CODE 20031-000
Rio de Janeiro, RJ - Brazil

Juscelino Kubitschek Avenue, n° 510, 8th floor
ZIP CODE 04543-906
São Paulo, SP - Brazil

RIO BRANCO
CONSULTORES ASSOCIADOS

Marquês de São Vicente, 446 - Conj. 1206
Barra Funda
ZIP CODE 01139-000
São Paulo, SP - Brazil